EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Stewart Information Services Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-159285, 333-124954, 333-196389) on Form S-8 of Stewart Information Services Corporation of our reports dated February 26, 2016, with respect to the consolidated balance sheets of Stewart Information Services Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive (loss) income, cash flows, and equity for each of the years in the three-year period ended December 31, 2015, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Stewart Information Services Corporation.

/s/ KPMG LLP
Houston, Texas
February 26, 2016